SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

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CNH GLOBAL N.V.

Form 6-K for the month of March 2010

List of Exhibits:

1.	News Release entitled, “CNH and KAMAZ Announce Industrial Joint Venture in Russia”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 22, 2010

Press Release

CNH and KAMAZ Announce Industrial Joint Venture in Russia

LUGANO, Switzerland - (March 22, 2010) – CNH Global NV and OJSC KAMAZ today finalized their agreement to jointly manufacture agricultural and construction equipment in the Russian Federation. The accord was signed by Franco Fusignani, CEO of CNH International SA, and Alessandro Nasi, CNH Senior Vice President of Business Development, Sergey Kogogin, General Director of OJSC KAMAZ, and Timur Nuriakhmetov, General Director of CNH-KAMAZ Industry LLC, during an official ceremony held at the CNH International headquarters in Lugano, Switzerland.

This follows the preliminary agreement signed in October 2009 by Sergio Marchionne, Chairman of CNH Global NV and Chief Executive Officer of Fiat S.p.A., and by Sergey Chemezov, General Director of Rostechnologii, in the presence of Vladimir Putin, Prime Minister of the Russian Federation.

The new company, CNH-KAMAZ Industrial BV, will be 50% controlled by CNH with KAMAZ holding the remaining 50%. Its manufacturing operations will be based in Naberezhnye Chelny, where KAMAZ has its headquarters, located 1,000 kilometers East of Moscow in the Republic of Tatarstan. The production site will cover a total of over 50,000 square metres and will produce machinery to supply, at first, the Russian domestic market and afterwards other CIS countries. The initial planned investments of USD 70 million will serve to install an annual production capacity of 4,000 units, including a 300 horsepower combine family, two ranges of tractors in the 300-535 HP segment and construction machinery.

“With this JV we aim to significantly increase our operations in Russia. We expect this alliance to foster improved local economic activity, through CNH’s advanced technology, and increased productivity in one of the world’s most important markets” said Franco Fusignani, Chief Executive Officer of CNH International SA.

Sergey Kogogin, General Director of OJSC KAMAZ, added: “We have started realizing our common plans. The Russian users of agricultural and construction equipment will soon be able to purchase CNH’s high-quality and high-tech equipment produced at our JV in Russia.”

According to the terms of the agreement, CNH will make available certain New Holland models and technologies, and will integrate the Naberezhnye Chelny plant into its global manufacturing network. Initially, CNH will focus on the production of its New Holland Agriculture and New Holland Construction brands’ models, also including components and implements. Agricultural and construction machinery, in accordance with CNH’s global know how and quality standards, will enter into production immediately for the agricultural equipment models, and by end of the year for the New Holland Construction backhoe loaders. The new plant will be operative in the fourth quarter of 2010, but the first units will start to be assembled in April 2010.

A related commercial JV between the two companies for the marketing and the distribution of equipment is to be formed in the next few months. Completion of linked transactions is subject to prior regulatory approval of the Russian Federal Antimonopoly Service (FAS).

Note to the Editor:

CNH (Case New Holland)

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH in Russia - CNH operations in Russia date back to 1907, the year in which the first Case tractor was shipped to the country. Since then, the company has continued to strengthen its presence, with the opening of the first Moscow-based offices in 1998, as well as the development of a widespread distribution network. At the beginning of 2009, CNH opened a new spare parts depot centre near Moscow. CNH has historically been, and continues to be a leader in the combine and large tractor segment in Russia; in recent years, it has also quickly penetrated other agricultural and construction equipment segments.

OJSC KAMAZ is the largest Russian manufacturer of heavy-duty trucks. It takes the 11th place in truck production (of 14 t GVW) and the 8th place in diesel engines production in the world. KAMAZ Group consists of 96 enterprises, 13 of which are the main associated companies. The staff is about 59 000 employees. KAMAZ sales and service network covers all regions of Russia and the CIS, and also traditional outlets. There are 127 dealers and more than 100 firm service car centers. Trucks of GVW from 14 up to 40 tonnes, diesel and gas engines are the major products of OJSC KAMAZ. The trucks are used in the CIS, Europe, Asia, Africa and Latin America (more than 80 countries).

SC Rostechnologii. SC Rostechnologii was set up on November 23, 2007 by Federal Law of the Russian Federation. Its objective is to facilitate development, manufacturing and export of high-tech products by supporting—in the local and international markets—Russian organizations, developers and manufacturers of high-tech products, as well as by attracting foreign investments to various local industries.

CNH-KAMAZ Industrial BV is the holding company of CNH-KAMAZ Industry LLC.

[end]

CNH International press office: e-mail: international.media@cnh.com phone: +39 011 0086346	OJSC KAMAZ PR Department: e-mail: pr@kamaz.org phone: +7 8552 452135